STREETEX CORP.

Handelstr. 1,

Linkenheim-Hochstetten, Germany 76351

Tel.: (725) 210-5515

Email: streetexcorp@yahoo.com

December 21, 2020

Mr. Scott Anderegg

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re: Streetex Corp.
Registration Statement on Form S-1

Filed October 21, 2020
File No. 333-249576

Dear Mr. Anderegg,

Streetex Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 1 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's request, dated November 17, 2020 (the "Comment Letter"), with reference to the Company's registration statement on Form S-1 filed with the Commission on October 21, 2020.

In addition to the Amended Registration Statement, the Company supplementally responds to all the Commission's requests as follows (the term “our” or “we” as used herein refers to the Company):

Form S-1 filed October 21, 2020

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm, page 1

1. Please obtain a currently dated consent of the independent registered public accounting firm which indicates that it is included as an exhibit to the registration statement on Form S-1 rather than incorporated by reference in the registration statement.

Response: We have filed currently dated consent of the independent registered public accounting firm which indicates that it is included as an exhibit to the registration statement on Form S-1

Prospectus Summary, page 6

2. It appears that you may be a shell company as defined in Securities Act Rule 405, because you have no or nominal assets (or assets consisting solely of cash or cash equivalents), and you have no or nominal operations. Accordingly, please revise your prospectus, including the cover page and prospectus summary, to disclose that you are a shell company; please further disclose in appropriate places, including the Risk Factors section, the consequences, challenges and risks of that status and the potential reduced liquidity or illiquidity of your securities. If you do not believe you are a shell company, please provide us with your legal analysis in support of your belief.

Response: We do not believe that Streetex Corp. is a “shell company” as defined in Rule 405 of Regulation C, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

The Company clearly has assets in line with its stage of development and its business model. Although the Company is currently working on the project and expecting revenue withing the next month, we also intend to purchase equipment and follow our plan of operation, the Company during its lifespan has had continuous operations and such operations were not at any time “nominal.”

Black’s Law Dictionary defines “nominal” as

…titular, existing in name only, not real or substantial; connected with the transaction or proceeding in name only, not in interest, not real or actual; merely named, stated or given, without reference to actual conditions; often with the implication that the thing named is small, slight, or the like; in comparison to what might properly be expected, as scarcely to entitled to a name…

Considering that the Company was and remains a “development stage company”, the scope of its operations may have been constrained at certain times by its capital resources, but at no time did its operational efforts lapse. Moreover, at no time have such operations been “not real” or “existing in name only” and such operations continue today. We do not believe that Streetex Corp. is a “shell company”.

Risk Factors

Because Our Sole Officer and Director Will Own More Than 50% Of Our Outstanding Common Stock, ..., page 10

3. We note that you state in this risk factor that your officer will own more than 50% of your common stock outstanding. According to your disclosure on page 7, "[t]here are 2,000,000 shares of common stock issued and outstanding as of the date of this prospectus, held by our sole officer and director, Stefan Dubs. If we are successful at selling all the shares in this offering, we will have 4,000,000 shares issued and outstanding." According to our calculations, Mr. Dubs would not own more than 50% of your common stock outstanding. Please revise accordingly or advise us how he owns more than 50% if you sell 2,000,000 shares.

Response: We have deleted this risk factor from the S-1 registration statement.

Description of Business, page 20

4. Please revise to discuss the particular means by which you plan to generate revenues and incur expenses (e.g., Do you charge by the hour, project or otherwise? What are the main expenses involved in producing videos and advertising?), relevant pricing structures, the percentage of revenue and expenses derived from each category of services, and the nature of each category of services. Please provide enough details so an investor can evaluate your business plan.

Response: We have revised to discuss our plan of revenue generation and expenses structure.

Government Regulation, page 22

5. We note your disclosure "We do not believe that regulation will have a material impact on the way we conduct our business." Please augment your disclosure to briefly explain any material regulatory requirements to which you are subject as a U.S. company doing business in Germany. In this regard, your discussion should cover the cost and how long it will take to obtain all approvals and licenses that are applicable to your business. Please see Item 101(h)(4)(viii) and Item 101(h)(4)(ix) of Regulation S-K.

Response: We have added our disclosure to briefly explain any material regulatory requirements to which you are subject as a U.S. company doing business in Germany.

Plan of Distribution, page 26

6. We note your business operations and officer are located in Germany, and that you are conducting a self-underwritten offering in which your officer will sell shares directly to family, friends, business associates and acquaintances. Please revise your disclosure to clarify whether you will be offering your shares in the United States, Germany and/or other countries.

Response: We have revised our disclosure to clarify whether we will be offering our shares.

Please direct any further comments or questions you may have to the company at streetexcorp@yahoo.com

Thank you.

Sincerely,

/S/ Stefan Dubs

Stefan Dubs, President